Exhibit 99.1

Natixis Credit Conference January 2019 sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved and probable reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved and probable reserves, future production and income attributable to leasehold interests within the recently closed acquisition of 21,900 net acres for sale by Pioneer Natural Resources USA, Inc. Reliance Eagleford Upstream Holding LP, and Newpek, LLC (Asset) in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2018. The volumes classified as reserves in the Ryder Scott report have been assigned to both oil and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of the Petroleum Resources Management System (SPE-PRMS) as required by the Australian Securities Exchange Listing Rule 5 - Additional Reporting on Mining and Oil & Gas Production and Exploration Activities. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilised proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, NYMEX strip (varying) WTI pricing US$59.36 in 2018, decreasing to $51.67 by 2023 and held constant thereafter and lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by the vendors and which are subject to the proposed acquisition by Sundance set out in this presentation, is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organisation's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion of Ryder Scott’s reserve evaluations effective 1 January 2018 in the form and content in which they appear.

Sundance Energy – Positioned for Continued Success in 2019

Sundance Energy is positioned for success in 2019 under a variety of oil price scenarios

- Flexible 2019 development plan achieves CF neutrality or FCF generation in different price environments
- Production and EBITDA growth expected in 2019 under a variety of oil price scenarios
- ~$30.00 per boe true full-cycle breakeven prices (covering LOE, GTP, G&A, Production Taxes and F&D costs)
- $48 MM in cash and other forms of readily accessible liquidity[(1)]
- No debt maturities until October 2022 with leverage forecast to decrease in 2019 through EBTIDA growth
- Robust hedge book provides price protection for >50% of crude production with ~$60/bbl floor[(2)]

(1) Liquidity represents cash plus available borrowing capacity as of December 31, 2018 plus $35mm borrowing base increase.
(2) Crude hedges cover 6,101 bpd of oil production in 2019.

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A Leading Pure Play Eagle Ford Producer

Strategic Focus on Capital Efficiency and Operating Within Cash Flow

- Primary focus is managed growth driven by capital discipline and efficiency
- Firm commitment to operating within cash flow during 2019
- Sundance will flex development plan based on commodity prices throughout the year to remain cash flow neutral while growing production and EBITDA

High Quality Asset Base Enables Growth Even at Lower Oil Prices

- Deep inventory of wells with full-cycle break even costs of ~$30.00 per boe allows Sundance to deliver production and EBITDA growth under various oil price scenarios
- 52,300 net acres primarily in the Eagle Ford's Oil and Volatile Oil Window
- 450 undrilled Tier-1 Eagle Ford locations represent 12+ years drilling inventory

Long Term Corporate Goals Remain

- Corporate philosophy of delivering shareholder returns through growing production, EBITDA and net asset value, both on an absolute and per share basis

Strong Balance Sheet and Liquidity Position

- Recently announced 40% increase of Borrowing Base Credit facility to $122.5mm
- Approximately $48 MM of available short term liquidity[5]
- Positioned to be self funding and cash flow positive by EOY 2019
- Net Debt-to-EBITDAX projected to drop from 2.2x at 3Q18 to <1.5x by EOY 2019

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[1]:	$229 MM
Enterprise Value[1]:	$542 MM
12/31/17 2P PV-10 Value[2]:	$963.6 MM
Proved Reserves[2]:	100.9 mmboe
% PDP Reserves[2]:	22.4%
Net Acreage:	52,300

	Sales Volumes	
Product	3Q18	YTD
Oil (bbls)	665,776	1,411,652
Gas (mcf)	1,285,672	3,412,346
NGLs (bbls)	144,933	342,952
Total (boe)	1,024,987	2,323,329
Boe/d[3]	11,141	8,510
3Q18 % Crude Oil:		65%
3Q18 EBITDA:		$30.4 MM
9/30 Debt to EBITDA[4]:		2.2x

(1) Enterprise Value is Market Capitalization as of 21 January 2019 plus $313MM Net Debt as of 23 January 2019.
(2) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing.
(3) Represents net sales volumes and excludes flared gas volumes.
(4) 9/30 Debt to EBITDA was calculated by annualizing 3Q EBITDA.
(5) Liquidity represents cash plus available borrowing capacity as of 31 December 2018.

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Cycle-Tested Leadership Team with History of Value Creation

Sundance's DNA is building and profitably monetizing core positions in US shale basins

- **2004** – Sundance Energy founded targeting Australia's Cooper Basin
- **2005** – Sundance completes IPO on the Australian Securities Exchange ("ASX")
- **2006** – Transition to a North American focus via acquisitions in Williston, Arkoma and Anadarko Basins
- **2009** – Sundance enters DJ Basin
- **2012** – Successful exit of the Williston Basin via sale
- **2013** – Entrance to Eagle Ford Shale via Texon Petroleum merger
- **2014** – Successful exit of the DJ Basin via sale
- **2016** – Sundance brings 100th Eagle Ford well online and begins US trading via NASDAQ ADRs
- **2017** – Successful exit of Anadarko Basin to become an Eagle Ford pure play producer
- **2018** – Acquisition of ~22K net acres from Pioneer Natural Resources JV to create leading Eagle Ford pure-play operator with material high-quality, tier-one inventory

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Premier Asset Base Economic At Lower Commodity Prices 52,300 net acres primarily in the Eagle Ford’s Oil and Volatile Oil Windows Highly attractive single well economics (65% IRR or higher) across assets at existing commodity prices(1) Sundance’s assets are economic on a full-cycle basis even in a low ~$30/bbl crude environment, inclusive of recovering acquisition costs, development costs, production costs, and all overhead costs Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Includes 104 net McMullen area ULEF locations. Over 12 Years of Highest Quality Tier 1 Eagle Ford Drilling Inventory (1) Drilling Inventory By Location Area Atascosa La Salle Live Oak McMullen 21 McMullen 32 McMullen Atascosa Dimmit Formation EGFD EGFD EGFD EGFD EGFD EGFD EGFD EGFD Tier 1 Locations 33 81 103 12 6 203 3 9 450 Tier 2 Locations - - - - - - - 135 135 Total Locations 33 81 103 12 6 203 3 144 585 Total

2018 Development – Legacy Acreage

Legacy Acreage Development Detail[(1)]

- 7 wells drilled, completed and brought online
- Well costs and results to date in line with expectations



Atascosa
AREA 41
Live Oak
McMullen
La Salle
AREA 21
AREA 11
McMullen

2 Peeler Ranch Two Well Pad
Peeler Ranch 8HC & 9HC



Atascosa
2

4 Hoskins Two Well Pad
Hoskins 20H & 21HC



McMullen
4
1
3

1 Paloma Ranch Single Well Pad
Paloma Ranch 7H

3 Allen MCM Two Well Pad
Allen MCM 1HA & 2HA

(1) Excludes the Red Ranch 18H & Red Ranch 19H wells being drilled in Dimmit County.

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2018 Development – Newly Acquired Acreage

Newly Acquired Acreage Development Detail

- 16 wells drilled, completed and placed on production
- All well results to date significantly outperforming expectations
- Currently finalizing drilling the Roy Esse 15H, 16H, 17H & 18H 4-well pad


Atascosa
AREA 41
Live Oak
McMullen
AREA 21
La Salle
AREA 11
McMullen

2 Justin Tom Two Well Pad
Justin Tom 05H & 06H

4 James Keith Esse Four Well Pad
James Keith Esse 06H, 07H, 08H & 09H


Atascosa
Area 41
Live Oak
1
2
3
4
5
6
7

1 Harlan Bethune Three Well Pad
Harlan Bethune 25H, 26H & 27H

3 Harlan Bethune Two Well Pad
Harlan Bethune 34H & 35H

5 Idylwood Two Well Pad
Idylwood 04H & 05H

6 Harlan Bethune Three Well Pad
Harlan Bethune 22H, 23H & 24H

7 Roy Esse Four Well Pad
Roy Esse 15H, 16H, 17H & 18H

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Excellent Preliminary Well Results

2018 operations delivered a robust production ramp

- Sundance placed 23 total wells on production in 2018 (7 on legacy assets, 16 on acquired Pioneer assets)
- Sundance brought 11 wells online in 4Q18 (9 in Live Oak County, 2 in McMullen County)
- Finalizing drilling of 4-well Roy Esse Pad in Live Oak County before mobilizing to 2-well Bracken Pad in McMullen County

Recent Well Results Demonstrate Superior Asset Quality

- Live Oak wells average IP-30s of ~280 boepd/1,000’
- Atascosa wells average IP-30s of ~185 boepd/1,000’
- Recent McMullen wells average IP-30s of ~125 boepd/1,000’

Well Name	County	IP Date	Completed Lat Length	30-Day IP *(boepd)*	30-Day / 1,000' ft	60-Day IP *(boepd)*	60-Day / 1,000' ft	% Oil
Idylwood 04H	Live Oak	16-Oct	6,445	1,021	158	1,079	167	83%
Idylwood 05H	Live Oak	16-Oct	5,487	1,171	213	1,152	210	81%
James Keith Esse 06H	Live Oak	13-Nov	5,175	1,212	234	1,222	236	74%
James Keith Esse 07H	Live Oak	13-Nov	5,178	923	178	966	187	75%
James Keith Esse 08H	Live Oak	13-Nov	5,180	1,119	216	1,148	222	75%
James Keith Esse 09H	Live Oak	13-Nov	5,164	1,333	258	1,291	250	73%
Hoskins 20H	McMullen	2-Dec	7,266	561	77	-	-	86%
Hoskins 21H	McMullen	2-Dec	7,116	909	128	-	-	82%
Harlan Bethune 22H	Live Oak	15-Dec	5,301	-	-	-	-	-
Harlan Bethune 23H	Live Oak	15-Dec	5,621	1,330	237	-	-	79%
Harlan Bethune 24H	Live Oak	15-Dec	5,737	-	-	-	-	-

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Sundance Initial Production Rates vs Peers(1) Recent Sundance IP rates compare very favorably to 2018 results from Eagle Ford peers IP30/1,000’ GPI Oil IP30 boepd (norm 1,000’) Operator A Operator B Operator C Operator D Operator E Operator F Operator G SEA SEA Acquisition Wells Legacy Wells Note: Eagle Ford peers shown include Carrizo, Conoco Phillips, EOG, Lonestar, Marathon, Penn Virginia, and Wild Horse. Source data from RSEG (1) Well results shown as of November 2018.

Harlan Bethune 25H & 35H – Idylwood 4H & 5H Live Oak County Initial Well Performance vs Type Curve(1) Harlan Bethune 26H , 27H & 34H Area 41 Live Oak wells are outperforming expectations by an average of ~150% to date Note: Cum Oil Type Curve is normalized to well GPI (1) Well results shown as of November 2018

Atascosa County Initial Well Performance vs Type Curve(1) Tom Justin 5H & 6H Area 41 Atascosa County wells are outperforming expectations by an average of ~84% to date Note: Cum Oil Type Curve is normalized to well GPI (1) Well results shown as of November 2018

McMullen County Initial Well Performance vs Type Curve(1) Allen MCM 1HA & 2HA 3Q18 McMullen County wells are performing according to expectations Note: Cum Oil Type Curve is normalized to well GPI (1) Well results shown as of November 2018

Corporate Debt Overview Reserve Based Loan Amount: $250 MM ($122.5 MM availability; $65 MM currently drawn) Redetermination: Bi-annually Coupon: Floating, Libor +100bps+ an additional 150-250 bps depending on utilization of the revolver(1) Term: 4.5 years Maturity: October 2022 Covenants: Current Ratio > 1.0x; Total Debt to EBITDAX < 4.0x; Interest Coverage Ratio > 2.0x Arranger: Natixis Syndicate: 5 bank syndicate Second Lien Term Loan Amount: $250 MM Coupon: Floating, Libor + 800bps Term: 5 years Maturity: April 2023 Covenants: Interest Coverage Ratio > 1.5x; Total Proved PV9 to Total Debt > 1.5x Arranger: Morgan Stanley Syndicate: 5 direct energy lending funds As Sundance utilizes a greater percentage of the capital available for drawdown under its revolver, the margin above the Base Rate increases based on the utilization rate as per the above chart. RBL Margin At Various Borrowing Base Utilization Ranges <25% > 25% and <50% > 50% and <75% > 75% and <90% >90% 1.50% 1.75% 2.00% 2.25% 2.50%

Robust 2019 Hedge Book Guarantees Strong Cash Flow Generation All figures representative of Sundance’s hedge book through 2023 as at 21 January 2019. Hedge coverage percentage represents hedges as a percentage of the midpoint of Sundance’s public oil production guidance. Gas Hedges(1) Oil Hedges(1) Hedging covers >50% of 2019 forecast oil production at a ~$60 per barrel floor price(1) Gas HH/HSC Contracts Year Mcf Floor Ceiling 2019 3,372,000 $2.99 $3.23 2020 1,536,000 $2.65 $2.70 2021 1,200,000 $2.66 $2.66 2022 1,080,000 $2.69 $2.69 2023 240,000 $2.64 $2.64 Total 7,428,000 $2.81 $2.93 Crude WTI Contracts LLS/Brent Contracts Year Bbl Floor Ceiling Bbl Floor Ceiling 2019 1,070,000 $59.82 $65.67 1,157,000 $60.53 $68.21 2020 1,326,000 $53.66 $59.56 - - - 2021 612,000 $48.49 $59.23 - - - 2022 528,000 $45.68 $60.83 - - - 2023 160,000 $40.00 $63.10 - - - Total 3,696,000 $52.86 $61.61 1,157,000 $60.53 $68.21 Gas Hedges(1) Oil Hedges(1) $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2019 2020 2021 2022 2023 Bbls / day Hedged Average Ceiling Average Floor $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 2,000 4,000 6,000 8,000 10,000 2019 2020 2021 2022 2023 Mcf / day Hedged Average Ceiling Average Floor

High Quality Asset Base – Material Inventory With Low Full-Cycle Break Even Costs 12+ years of highly attractive Tier 1 drilling inventory with $963.6 MM of 2P PV10 as at year end 2017(1) Full-cycle break even costs of ~$30 per boe allows production and EBITDA growth under various oil price scenarios Highly attractive single well economics (65%+ IRR or higher) across assets at existing commodity prices(2) Capital Discipline – Cash Flow Neutral Development Program 23 wells brought online in 2018 2019 development plan driven by focus on capital discipline and operating within cash flow Enhanced scale facilitates unit cost improvements in capital expenditures, operating and overhead expenses Advantaged Net Back Pricing – Firm Transport With Attractive Midstream & Pricing Economics Midstream contracts for recently acquired assets provide firm capacity to process and transport all products to Houston market for prevailing LLS/MEH pricing Brent pricing exposure via recently signed physical offtake deal for all legacy volumes Strong Balance Sheet – Ample Liquidity & Rapid Deleveraging Recent 40% increase to borrowing base provides increased liquidity cushion Fully funded 2019 capital program scaled to remain within cash flow No debt maturities through late 2022, projected growth drives Net Debt-to-EBITDAX to <1.5x in 2019(3) Strong Free Cash Flow Generation Company positioned to be self funding and cash flow neutral or positive by EOY 2019(2) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing. Per internal Company estimates as at 1 July 2018 using 2 July 2018 Strip NYMEX pricing. Relies upon Internal Company estimates using Strip NYMEX pricing as of 14 May 2018. Investment Highlights